Exhibit 12.1

GRAMERCY PROPERTY TRUST INC.

Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Unaudited, Dollar Amounts in Thousands)

	Years Ended December 31,

		2013	2012	2011	2010		2009
Earnings:
Net income (loss) from continuing operations, pretax		$(1,779)	$(15,011)	$(20,340)	$(25,962)		$(63,781)
Add (Subtract):
Loss (income) from Equity Investees		5,662	2,904	(121)	303		(113)
Distributions from Equity Investees		-	-	-	-		-
Fixed charges		16,386	88,159	186,620	201,653		235,924
Capitalized interest		-	-	-	-		-
Income (loss) before fixed charges		$20,269	$76,052	$166,159	$175,994		$299,592

Fixed charges:
Interest expense		$16,386	$88,159	$186,620	$201,653		$235,924
Capitalized interest		-	-	-	-		-
Total fixed charges		$16,386	$88,159	$186,620	$201,653		$235,924
Preferred stock dividends		7,162	7,162	7,162	8,798		9,414
Total fixed charges and preferred stock dividends		$23,548	$95,321	$193,782	$210,451		$245,338

Ratio of earnings to fixed charges		1.2x	-	-	-		1.3X
Deficiency	$	N/A	$12,107	$20,461	$25,659	$	N/A

Ratio of earnings to fixed charges and preferred stock dividends		-	-	-	-		1.2X
Deficiency		$3,279	$19,269	$27,623	$34,457		$-